Stable Road Acquisition Corp.

1345 Abbot Kinney Road

Venice, California 90291

July 16, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram Melissa Gilmore

Mark Rakip

Re:	Stable Road Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Originally filed November 2, 2020

File No. 333-249787

Ladies and Gentlemen:

This letter sets forth responses of Stable Road Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 13, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249787) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 5 to the Registration Statement (the “Amendment”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment.

Securities and Exchange Commission

July 16, 2021

Form S-4/A filed July 12, 2021

National Security Agreement, page 28

1. Comment: Refer to the fourth point in your response to comment 3. Please provide examples to illustrate the instances where conflicts could arise. Please ensure that your revised disclosure makes clear what duties arise out of the NSA for all directors as compared to only the Security Director.

Response: In response to the Staff’s comment, the Company has added disclosure to the Risk Factors section of the Amendment. The Company also respectfully notes that the NSA does not impose any fiduciary duties on any other directors other than the Security Director.

Exhibits

2. Comment: We note your response to comment 24. Please file the National Security Agreement as an exhibit. Refer to Items 601(b)(4) and (b)(10). If there are provisions of the agreement that you believe should remain confidential, please follow our procedures for the filing of a Confidential Treatment Application or the rules and procedures for filing redacted exhibits.

Response: The Company acknowledges the Staff’s comment and has filed the National Security Agreement as Exhibit 10.17 to the Amendment.

* * * *

Securities and Exchange Commission

July 16, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact our counsel Bradley C. Reed, P.C. (312) 862-7351 or Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Kabot
Brian Kabot